Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, CA 91741

September 9, 2021

VIA EDGAR TRANSMISSION

Ryan Sutcliffe
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:    Professionally Managed Portfolios (the “Trust”)
Securities Act Registration No: 33-12213
Investment Company Act Registration No: 811-05037
on behalf of the Boston Common ESG Impact Emerging Markets Fund (S000070633)

Dear Mr. Sutcliffe:

This correspondence is being filed in response to a follow-up comment received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on December 14, 2020, August 27, 2021, and September 9, 2021, via telephone to Elaine Richards, Carl Gee, Jennie Schenk, and Jane Gately of U.S. Bank Global Fund Services, with respect to the Trust’s responses previously submitted in its letters filed with the SEC on August 24, 2021 (the “August 24, 2021 Letter”), and September 7, 2021 (the “September 7, 2021 Letter”) in connection with the Staff’s review of the Trust’s Post-Effective Amendment (“PEA”) No. 801 to its registration statement. PEA No. 801 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on October 27, 2020. The purpose of PEA No. 801 was to add one new series of the Trust: Boston Common ESG Impact Emerging Markets Fund (the “Fund”). The Trust will be filing another post-effective amendment under Rule 485(b) to (1) reflect the revisions discussed herein, and the revisions discussed in the August 24, 2021 Letter and the September 7, 2021 Letter in response to the Staff’s comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement and the August 24, 2021 Letter and the September 7, 2021 Letter.

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The Trust’s responses to your comments are as follows:

PROSPECTUS

1.Comment: The Staff notes that in the “Principal Investment Strategies” sections on page 5 and page 13 of the Fund’s prospectus, the second paragraph discusses “negative screens”

and exclusions. The Staff requests that the last two sentences of the 5% exclusion paragraph be deleted, as the Staff believes the sentences are repetitive and may be misleading.

Response: The Trust has determined that these sentences are no longer necessary and supplementally confirms the sentences have been deleted.

* * * * * *
If you have any questions or further comments, please do not hesitate to contact Elaine Richards at 626.914.7363.
Sincerely,
/s/Carl G. Gee
Carl G. Gee, Esq.
Vice President & Secretary of the Trust

cc:    Domenick Pugliese, Esq., Sullivan & Worcester, LLP
    Kristina Eisnor, Boston Common Asset Management, LLC